

May 4, 2012

Via E-mail
Mr. Frederick J. Crawford
Executive Vice President
and Chief Financial Officer
11825 N. Pennsylvania Street
Carmel, Indiana 46032

      Re: **CNO Financial Group, Inc**
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed February 27, 2012
              File No. 001-31792

Dear Mr. Crawford:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 1. Business of CNO
Other Fixed Rate Annuities, page 10

1. You state that the guaranteed rates on all policies in-force range from 1.0 percent to 6.0 percent. Please provide us proposed disclosure to be included in future periodic filings that quantifies the distribution of annuity and universal life account values within this range.

Item 1A. Risk Factors
Continuation of a low interest rate environment for an extended period of time will impact our profitability and sales of certain products, page 22

2. You state that sustained periods of low or declining interest rates may adversely affect our results of operations, financial position and cash flows. Please provide us proposed disclosure to be included, in MD&A, in future periodic reports that discloses the expected

effects of this known trend or uncertainty on your future financial position, results of operations and cash flows. To the extent that information about the amount you expect to have to reinvest new cash flows or to reinvest at lower rates, or information about the amount of products you are committed at guaranteed rates is necessary to understand these effects, please include these amounts and their effects in your proposed disclosure to the extent known.

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Mortgage Loans, page 116

3. You state that mortgage loans are carried at amortized unpaid balances, net of provisions for estimated losses yet on page 94 you state that you have had writedowns of mortgage loans resulting from declines in fair value that you concluded were other than temporary and that you have no allowance for loss on mortgage loans. Please tell us what authoritative guidance you are using to account for your mortgage loans and why you have recorded no allowance for losses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, (202) 551-3658 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant